Exhibit 4.2

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this “Agreement”) dated as of [●], 20[●], between Digihost Technology Inc. (the “Company” and, together with its subsidiaries and affiliates, the “Company Group”), and [●] (“Executive”).

W I T N E S S E T H

WHEREAS, the Company desires to assure itself of the continued services of Executive by continuing to engage Executive to perform services as an employee of the Company under the terms hereof; and

WHEREAS, Executive desires to continue to provide services to the Company on the terms herein provided;

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. POSITION AND DUTIES.

(a) During the Employment Term (as defined in Section 2 hereof), Executive shall serve as the [●] of the Company. In this capacity, Executive shall report to the Company’s Board of Directors (the “Board”) and have the duties, authorities and responsibilities commensurate with the duties, authorities and responsibilities of persons in similar capacities in similarly sized companies, and such other duties, authorities and responsibilities as the Board reasonably shall designate from time to time that are not inconsistent with Executive’s position as [●].

(b) During the Employment Term, Executive shall devote substantially all of Executive’s time, energy and skill and Executive’s best efforts to the performance of Executive’s duties with the Company, provided that the foregoing shall not prevent Executive from (i) serving on the boards of directors of non-profit organizations and, with the prior written approval of the Board, other for profit companies, (ii) participating in charitable, civic, educational, professional, community or industry affairs, and (iii) managing Executive’s passive personal investments so long as such activities in the aggregate do not interfere or conflict with Executive’s duties hereunder or create a potential business or fiduciary conflict.

2. EMPLOYMENT TERM. The Company agrees to employ Executive pursuant to the terms of this Agreement, and Executive agrees to be so employed, for a term of three (3) years (the “Initial Term”) commencing as of the closing date of the Transaction (the “Effective Date”). At the conclusion of the Initial Term and on each anniversary of the Effective Date following the Initial Term, the term of this Agreement shall be automatically extended for successive one-year periods, provided, however, that either party hereto may elect not to extend this Agreement by giving written notice to the other party at least 30 days prior to the end of the then-current term. Notwithstanding the foregoing, Executive’s employment hereunder may be terminated by either the Company or Executive at any time in accordance with Section 5 hereof, subject to Section 6 hereof. The period of time between the Effective Date and the termination of Executive’s employment hereunder shall be referred to herein as the “Employment Term.”

3. COMPENSATION.

(a) BASE SALARY. The Company agrees to pay Executive a base salary at an annual rate of $[●], payable in accordance with the regular payroll practices of the Company, but not less frequently than monthly. Executive’s Base Salary shall be subject to periodic review and adjustment by the Board (or a committee thereof).

(b) ANNUAL BONUS. During the Employment Term, Executive shall be eligible to receive an annual discretionary incentive payment (the “Annual Bonus”), subject to the achievement of Company and individual performance goals as determined by the Board, provided, however, that, so long as the Company both (i) has positive [Net Income / Adjusted EBITDA] (as defined below) for the applicable year and (ii) achieves at least the year-over-year increase in market capitalization as specified below for the applicable year, Executive’s Annual Bonus shall be no less than the following:

Year	Year over Year Increase in Market Capitalization	Minimum Annual Bonus Amount
2022, 2023 and 2024	50%	50% of Base Salary
	100%	100% of Base Salary

For purposes of this Agreement, [“Net Income” / “Adjusted EBITDA”] shall mean the [net income / Adjusted EBITDA] of the Company for the applicable year as defined and reported in the Company’s year-end financial statements for such year.

In order to receive an Annual Bonus, Executive must be employed on the date such Annual Bonus is paid except as provided in Section 6 below.

4. EMPLOYEE BENEFITS.

(a) BENEFIT PLANS. Executive shall be entitled to participate in any employee benefit plan that the Company has adopted or may adopt, maintain or contribute to for the benefit of its employees generally, subject to satisfying the applicable eligibility requirements. Notwithstanding the foregoing, the Company may modify or terminate any employee benefit plan at any time.

(b) VACATIONS. Executive shall be entitled to vacation time in accordance with the Company’s plans as may exist and be in effect from time to time.

(c) BUSINESS AND ENTERTAINMENT EXPENSES. Upon presentation of appropriate documentation, Executive shall be reimbursed in accordance with the Company’s expense reimbursement policy, for all reasonable business and entertainment expenses incurred in connection with the performance of Executive’s duties hereunder and the Company’s policies with regard thereto.

5. TERMINATION. Executive’s employment and the Employment Term shall terminate on the first of the following to occur:

(a) DISABILITY. Upon ten (10) days’ prior written notice by the Company to Executive of termination due to Disability. For purposes of this Agreement, “Disability” shall be defined as the inability of Executive to have performed Executive’s material duties hereunder due to a physical or mental injury, infirmity or incapacity for one hundred eighty (180) days (including weekends and holidays) in any 365-day period. Notwithstanding the foregoing, in the event that as a result of earlier absence because of mental or physical incapacity Executive incurs a “separation from service” within the meaning of such term under Code Section 409A (as defined in Section 20 hereof) Executive shall on such date automatically be terminated from employment as a Disability termination.

(b) DEATH. Automatically on the date of death of Executive.

(c) CAUSE. Immediately upon written notice by the Company to Executive of a termination for Cause. The term “Cause” shall mean Executive having: (i) been convicted of or entered a plea of guilty or nolo contendere to (A) a felony or (B) any crime involving moral turpitude; (ii) committed any act of embezzlement or fraud involving the Company; (iii) failed to follow any lawful, reasonable and substantive directions which had been communicated to Executive by the Board, which failure is not cured within fifteen (15) days following written notice to Executive; (iv) acted with gross negligence or willful misconduct with respect to the Company which has or reasonably could be expected to have an adverse effect on the Company; (v) been continuously or repeatedly absent from the workplace (unless such absences are (x) in compliance with the terms of this Agreement or the Company’s policies (including vacation policies) or (y) a result of Executive’s illness or disability); (vi) breached any material provision of this Agreement or any other agreement with the Company or any member of the Company Group to which Executive is a party; or (vii) materially violated any written policy of the Company previously made available to Executive, which violation, if curable, is not cured within fifteen (15) days following written notice to Executive.

(d) WITHOUT CAUSE. Immediately upon written notice by the Company to Executive of an involuntary termination without Cause (other than for death or Disability).

(e) RESIGNATION WITH GOOD REAOSN. Immediately upon written notice by Executive to the Company of a termination for Good Reason. The term “Good Reason” shall mean the occurrence of any of the following events, without the express written consent of Executive, unless such events are fully corrected in all material respects by the Company within fifteen (15) days following written notification by Executive to the Company that Executive intends to terminate Executive’s employment hereunder for Good Reason: (i) material diminution in Executive’s Base Salary or Annual Bonus opportunity; (ii) material diminution in Executive’s title, duties, authorities or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law); (iii) relocation of Executive’s primary work location by more than twenty-five (25) miles from its then current location; (iv) requiring Executive to report to another person other than Board; or (v) material breach by the Company of this Agreement or the breach by any member of the Company Group of any other agreement to which Executive is a party.

(f) RESIGNATION WITHOUT GOOD REASON. Upon thirty (30) days’ prior written notice by Executive to the Company of Executive’s voluntary termination of employment (which the Company may, in its sole discretion, make effective earlier than any notice date).

(g) EXPIRATION OF EMPLOYMENT TERM; NON-EXTENSION OF AGREEMENT. Upon the expiration of the Employment Term due to a non-extension of the Agreement by the Company or Executive pursuant to the provisions of Section 2 hereof.

6. CONSEQUENCES OF TERMINATION.

(a) TERMINATION FOR CAUSE; RESIGATION WITHOUT GOOD REASON; NON-EXTENSION AT THE ELECTION OF EXECUTIVE. In the event that Executive’s employment and the Employment Term ends due to termination by the Company for Cause as provided in Section 5(c), termination by Executive without Good Reason as provided in Section 5(f), or non-renewal at the election of the Executive as provided in Section 5(g), Executive shall be entitled to the following: (i) any unpaid Base Salary accrued through the termination date, (ii) a lump sum payment for any accrued but unused vacation pay, (iii) COBRA coverage (but no Company-paid premiums except as otherwise required by law), (iv) all other payments, benefits or fringe benefits to which Executive is entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant, and (v) a lump sum payment for any previously unreimbursed business expenses incurred by Executive on behalf of the Company during the term of Executive’s employment (collectively, the “Accrued Amounts”).

(b) DEATH; DISABILITY. In the event that Executive’s employment and the Employment Term ends due to Executive’s Disability, as provided in Section 5(a), or death, as provided in Section 5(b), then, in addition to the Accrued Amounts, Executive or Executive’s estate, as the case may be shall be entitled to the following:

(i) Executive’s Annual Bonus for the fiscal year prior to the year in which Executive’s termination occurs, based on actual results for such year and payable at the same time bonuses for such year would have been paid had Executive’s employment not terminated (or such earlier date as required by law) (the “Prior Year Bonus”); and

(ii) a pro-rata portion of Executive’s Annual Bonus for the fiscal year in which Executive’s termination occurs based on actual results for such year (determined by multiplying the amount of such bonus which would be due for the full fiscal year by a fraction, the numerator of which is the number of days during the fiscal year of termination that Executive is employed by the Company and the denominator of which is 365) and payable at the same time bonuses for such year would have been paid had Executive’s employment not terminated (or such earlier date as required by law) (the “Pro-Rata Bonus”).

(c) TERMINATION WITHOUT CAUSE; RESIGNATION WITH GOOD REASON; NON-EXTENSION AT THE ELECTION OF THE COMPANY. If Executive’s employment by the Company is terminated by the Company without Cause as provided in Section 5(d), by the Executive with Good Reason as provided in Section 5(e), or due to non-extension at the election of the Company as provided in Section 5(g), then, in addition to the Accrued Amounts, Executive shall be entitled to the following, subject to Executive’s compliance with the obligations in Sections 7 – 10 hereof:

(i) the Prior Year Bonus;

(ii) the Pro-Rata Bonus;

(iii) an amount equal to Executive’s monthly Base Salary rate (but not as an employee), which would continue to be paid monthly during the 24 months following termination of Executive’s employment (the “Severance Period”); provided that the first payment shall be made on the first payroll period after the sixtieth (60th) day following such termination and shall include payment of any amounts that would otherwise be due prior thereto; and

(iv) subject to (A) Executive’s timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and (B) Executive’s continued copayment of premiums at the same level and cost to Executive as if Executive were an employee of the Company (excluding, for purposes of calculating cost, an employee’s ability to pay premiums with pre-tax dollars), continued participation in the Company’s group health plan which covers Executive (to the extent permitted under applicable law and the terms of such plan) during the Severance Period at the Company’s expense, provided that Executive is eligible and remains eligible for COBRA coverage; and provided, further, that in the event that Executive obtains other employment that offers group health benefits, such continuation of subsidized coverage by the Company under this Section 6(c)(iv) shall immediately cease.

Payments and benefits provided in this Section 6(c) shall be in lieu of any termination or severance payments or benefits for which Executive may be eligible under any of the plans, policies or programs of the Company or, to the fullest extent permitted by law, under the Worker Adjustment Retraining Notification Act of 1988 or any similar state statute or regulation.

7. RELEASE; NO MITIGATION. Any and all amounts payable and benefits or additional rights provided pursuant to Section 6 of this Agreement beyond the Accrued Amounts shall only be payable if Executive (or Executive’s estate, as the case may be) delivers to the Company and does not revoke, if applicable, a general release of claims in favor of the Company in a form reasonably satisfactory to the Company (the “Release”). Such release shall be executed and delivered (and no longer subject to revocation, if applicable) within sixty (60) days following termination (except as otherwise required by law). In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement, nor shall the amount of any payment hereunder be reduced by any compensation earned by Executive as a result of employment by a subsequent employer, except as provided in Section 6(c)(iv) hereof.

8. CONFIDENTIAL AND PROPRIETARY INFORMATION.

(a) CONFIDENTIALITY. Executive acknowledges that all information, observations and data (including, but not limited to, all personal information, financial data, investment data, commercial data, trade secrets, business plans, business models, cost and pricing information, organizational structures and models, blueprints, business strategies, strategies, internal control, risk management, security procedures, internal industry studies, research and development efforts, marketing plans, information and materials, processes, inventions, devices, training manuals, computer programs, analytical models, templates and agreements, whether or not maintained in written form and whether in digital, hardcopy or other format) obtained by Executive prior to or during the course of Executive’s employment with or service to the Company concerning the business or affairs of the Company Group (“Confidential Information”) are the property of the Company Group, including information concerning acquisition opportunities in or reasonably related to the Company’s business or industry of which Executive becomes aware during the Employment Term. Therefore, Executive agrees that Executive will not (during the Employment Term or at any time thereafter) disclose to any unauthorized person or use for Executive’s own account, other than as required in the good faith performance of Executive’s duties hereunder, any Confidential Information without the Board’s written consent, unless and to the extent that the Confidential Information (A) becomes generally known to and available for use by the public other than as a result of Executive’s acts or omissions to act or (B) is required to be disclosed pursuant to any applicable law or court order or pursuant to a request by a governmental entity; provided that, in the event of a request described in clause (B), Executive shall (i) promptly notify the Company of the existence, terms and circumstances surrounding such a request, (ii) consult with the Company on the advisability of taking steps to resist or narrow such request, and (iii) cooperate with the Company, in its efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such portion of the Confidential Information that is required to be disclosed. Executive shall deliver to the Company at the conclusion of the Employment Term, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes, printouts and software and other documents and data (and copies thereof) relating to the Confidential Information, Work Product (as defined below) or the business of the Company Group (including, without limitation, all acquisition prospects, lists and contact information) which Executive may then possess or have under his control. Notwithstanding anything herein to the contrary, nothing in this Agreement shall (x) prohibit Executive from (i) making reports of possible violations of law or regulation to any appropriate governmental agency, entity or official, including in accordance with the provisions of and rules promulgated under Section 21F of the Securities Exchange Act of 1934, as amended, or Section 806 of the Sarbanes-Oxley Act of 2002, or any other whistleblower protection provisions of federal or state law or regulation, (ii) participating in a proceeding with any appropriate federal, state, or local government agency, (iii) making any truthful statements or disclosures required by law, regulation, or legal process, or (iv) requesting or receiving confidential legal advice; or (y) require notification or prior approval by the Company of any activities described in provision (x). Executive is not authorized to disclose communications with counsel that were made for the purpose of receiving legal advice or that contain legal advice or that are protected by the attorney work product or similar privilege. In addition, Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made (1) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney, in each case, solely for the purpose of reporting or investigating a suspected violation of law or (2) in a complaint or other document filed in a lawsuit or proceeding, if such filings is made under seal.

(b) OWNERSHIP OF PROPERTY. Executive acknowledges that all discoveries, concepts, ideas, inventions, innovations, improvements, developments, methods, processes, programs, designs, analyses, drawings, reports, patents, trademarks, trade secrets, copyrightable works and mask works (whether or not including any Confidential Information) (“Inventions”), and all registrations or applications related thereto, all other proprietary information and all similar or related information (whether or not patentable) that relate to the Company Group’s actual or anticipated business, research and development, or existing or future products or services and that are conceived, developed, contributed to, made, or reduced to practice by Executive (either solely or jointly with others) while employed by or providing service to the Company or any member of the Company Group (including any of the foregoing that constitutes any proprietary information or records) (“Work Product”) belong to the Company or the relevant member of the Company Group, and Executive hereby assigns, and agrees to assign, all of the above Work Product to the Company or to such member of the Company Group. Any Work Product prepared in whole or in part by Executive in the course of Executive’s work for any of the foregoing entities shall be deemed a “work made for hire” under applicable copyright laws, and the Company or any member of the Company Group shall own all rights therein. To the extent that any such Work Product is not a “work made for hire,” Executive hereby assigns and agrees to assign to the Company or the applicable member of the Company Group all right, title, and interest, including without limitation, copyright in and to such Work Product. Executive shall promptly disclose such Work Product to the Company and perform all actions reasonably requested by the Company and at the Company’s expense (whether during or after the Employment Term) to establish and confirm the Company’s or the relevant member of the Company Group’s ownership (including, without limitation, assignments, consents, powers of attorney, and other instruments). This Section 8(b) does not apply to any invention of Executive for which no equipment, supplies, facility or Confidential Information of the Company was used and that was developed entirely on Executive’s own time, unless the invention (1) relates to the Company’s business or actual or demonstrably anticipated research or development, or (2) results from any work performed by Executive for or on behalf of the Company.

(c) THIRD PARTY INFORMATION. Executive understands that the Company Group will receive from third parties confidential or proprietary information (“Third Party Information”) subject to a duty on the Company Group’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the Employment Term and thereafter, and without in any way limiting the provisions of Section 8(a) above, Executive will hold Third Party Information in the strictest confidence and, except as required in the good faith performance of Executive’s duties hereunder, will not disclose to anyone (other than personnel and consultants of the Company Group who need to know such information in connection with their work for the Company Group) or use, except in connection with Executive’s work for the Company Group, Third Party Information unless expressly authorized by a member of the Board in writing.

(d) USE OF INFORMATION OF PRIOR EMPLOYERS. During the Employment Term, Executive will not improperly use or disclose any confidential information or trade secrets, if any, of any former employers or any other person to whom Executive has an obligation of confidentiality, and will not bring onto the premises of the Company or any member of the Company Group any unpublished documents or any property belonging to any former employer or any other person to whom Executive has an obligation of confidentiality unless consented to in writing by the former employer or person. Executive will use in the performance of Executive’s duties only information which is (i) generally known and used by persons with training and experience comparable to Executive’s and which is (x) common knowledge in the industry or (y) otherwise legally in the public domain, (ii) otherwise provided or developed by the Company or any member of the Company Group, or (iii) in the case of materials, property or information belonging to any former employer or other person to whom Executive has an obligation of confidentiality, approved for such use in writing by such former employer or person. Executive hereby represents that Executive’s acceptance of employment with the Company and the performance of Executive’s duties hereunder (x) will not conflict with or result in a violation of, a breach of, or a default under, any contract, agreement or understanding to which Executive is a party or is otherwise bound and (y) will not violate any non-solicitation, non-competition or other similar covenant or agreement of a prior employer.

(e) RETURN OF COMPANY PROPERTY. On the date of Executive’s termination of employment with the Company for any reason (or at any time prior thereto at the Company’s request), Executive shall return all property belonging to the Company or its affiliates (including, but not limited to, any Company-provided laptops, computers, cell phones, wireless electronic mail devices or other equipment, or documents and property belonging to the Company). Executive may retain Executive’s rolodex and similar address books provided that such items only include contact information. To the extent that Executive is provided with a cell phone number by the Company during employment, the Company shall cooperate with Executive in transferring such cell phone number to Executive’s individual name following termination.

9. NON-SOLICITATION; NON-DISPARAGEMENT

(a) NONSOLICITATION. During Executive’s employment hereunder and for a period of one (1) year thereafter (the “Restricted Period”), Executive agrees that Executive shall not, except in the furtherance of Executive’s duties hereunder, directly or indirectly, for or on behalf of Executive or any other person, firm, corporation or other entity, induce or attempt to induce any employee of the Company Group to leave the employ of the Company Group, or in any way interfere with the relationship between any member of the Company Group and any employee thereof (or attempt to or undertake preparations to do any of the foregoing).

(b) NONDISPARAGMENT. Executive agrees that Executive will not, any time during the Employment Term and thereafter, directly or indirectly, whether in private or in public make, publish, encourage, ratify, or authorize, or aid, assist or direct any other person, firm, corporation or other entity in making or publishing (or attempt to or undertake preparations to do any of the foregoing), any statements that in any way defame, criticize, malign, impugn, reflect negatively on, or disparage (i) any member of the Company Group, (ii) the business, property or assets of any member of the Company Group, or (iii) any of the former, current or future officers, directors, employees or shareholders of any member of the Company Group; provided that, nothing in this Section 9(b) shall be construed to limit the ability of Executive to disclose information and documents, or give truthful testimony, pursuant to a subpoena, court order or a government investigative matter consistent with and/or subject to and in accordance with Section 8(a). Executive further agrees that, Executive will comply fully with any and all media and technology (including any e-mail, internet and social media) policies as in effect from time to time, including with respect to any period following the conclusion of the Employment Term, to the extent applicable, and any lawful Board directives regarding public statements regarding the Company, any member of the Company Group, or their respective personnel, related persons, investors or affiliates.

(c) REFORMATION. If it is determined by a court of competent jurisdiction in any state that any restriction in Sections 8 or 9 hereof is excessive in duration or scope or is unreasonable or unenforceable under the laws of that state, it is the intention of the parties that such restriction may be modified or amended by the court to render it enforceable to the maximum extent permitted by the laws of that state.

(d) TOLLING. In the event of any violation of the provisions of this Section 9, Executive acknowledges and agrees that the post-termination restrictions contained in this Section 9 shall be extended by a period of time equal to the period of such violation, it being the intention of the parties hereto that the running of the applicable post-termination restriction period shall be tolled during any period of such violation.

(e) ADDITIONAL ACKNOWLEDGEMENTS. Executive acknowledges that the provisions of this Section 9 are in consideration of: (i) employment with the Company and (ii) additional good and valuable consideration as set forth in this Agreement. In addition, Executive agrees and acknowledges that the restrictions contained in Sections 8 and 9 do not preclude Executive from earning a livelihood, nor do they unreasonably impose limitations on Executive’s ability to earn a living. Executive agrees and acknowledges that the potential harm to the Company and its Affiliates of the non-enforcement of any provision of Sections 8 and 9 outweighs any potential harm to Executive of its enforcement by injunction or otherwise. Executive acknowledges that Executive has carefully read this Agreement and consulted with legal counsel of Executive’s choosing regarding its contents, has given careful consideration to the restraints imposed upon Executive by this Agreement and is in full accord as to their necessity for the reasonable and proper protection of confidential and proprietary information of the Company Group now existing or to be developed in the future. Executive expressly acknowledges and agrees that each and every restraint imposed by this Agreement is reasonable with respect to subject matter, time period and geographical area.

(f) SURVIVAL OF PROVISIONS. The obligations contained in Sections 8 – 10 hereof shall survive the termination or expiration of the Employment Term and Executive’s employment with the Company and shall be fully enforceable thereafter.

10. COOPERATION. Upon the receipt of reasonable notice from the Company (including outside counsel), Executive agrees that while employed by the Company and thereafter, Executive will respond and provide information with regard to matters in which Executive has knowledge as a result of Executive’s employment with the Company, and will provide reasonable assistance to the Company, its affiliates and their respective representatives in defense of any claims that may be made against the Company or its affiliates, and will assist the Company and its affiliates in the prosecution of any claims that may be made by the Company or its affiliates, to the extent that such claims may relate to the period of Executive’s employment with the Company. Executive agrees to promptly inform the Company if Executive becomes aware of any lawsuits involving such claims that may be filed or threatened against the Company or its affiliates. Executive also agrees to promptly inform the Company (to the extent that Executive is legally permitted to do so) if Executive is asked to assist in any investigation of the Company or its affiliates (or their actions), regardless of whether a lawsuit or other proceeding has then been filed against the Company or its affiliates with respect to such investigation, and shall not do so unless legally required. Upon presentation of appropriate documentation, the Company shall pay or reimburse Executive for all reasonable out-of-pocket travel, duplicating or telephonic expenses incurred by Executive in complying with this Section 10.

11. EQUITABLE RELIEF AND OTHER REMEDIES. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Sections 8 – 10 hereof would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available. In the event of a violation by Executive of Sections 8 – 10 hereof, any severance being paid to Executive pursuant to this Agreement or otherwise shall immediately cease, and any severance previously paid to Executive (other than $1,000) shall be immediately repaid to the Company.

12. NO ASSIGNMENTS. This Agreement is personal to each of the parties hereto. Except as provided in this Section 12 hereof, no party may assign or delegate any rights or obligations hereunder without first obtaining the written consent of the other party hereto. The Company may assign this Agreement to any successor to all or substantially all of the business and/or assets of the Company, provided that the Company shall require such successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company and any successor to its business and/or assets, which assumes and agrees to perform the duties and obligations of the Company under this Agreement by operation of law or otherwise.

13. SECTION HEADINGS; INCONSISTENCY. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation of this Agreement. In the event of any inconsistency between the terms of this Agreement and any form, award, plan or policy of the Company, the terms of this Agreement shall govern and control.

14. SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

15. COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

16. ARBITRATION. Any dispute or controversy arising under or in connection with this Agreement or Executive’s employment with the Company, other than injunctive relief under Section 11 hereof, shall be settled exclusively by arbitration, conducted under the auspices of JAMS before a single arbitrator in Los Angeles, California (applying California law) in accordance with the then current JAMS Employment Arbitration Rules & Procedures (a copy of which are available through the JAMS website, www.jamsadr.org). The decision of the arbitrator will be final and binding upon the parties hereto. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The parties acknowledge and agree that in connection with any such arbitration and regardless of outcome, (a) each party shall pay all of its own costs and expenses, including, without limitation, its own legal fees and expenses, and (b) the arbitration costs shall be borne entirely by the Company.

17. MISCELLANEOUS. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and such officer or director as may be designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. This Agreement together with all exhibits hereto sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes any and all prior agreements or understandings between Executive and the Company with respect to the subject matter hereof. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California without regard to the choice of law principles thereof.

18. TAX WITHHOLDING. The Company may withhold from any and all amounts payable under this Agreement such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

19. SECTION 280(G) MATTERS. Notwithstanding any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to Executive or for Executive’s benefit pursuant to the terms of this Agreement or otherwise (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and would, but for this paragraph be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then prior to making the Covered Payments, a calculation shall be made comparing (i) the Net Benefit (as defined below) to Executive of the Covered Payments after payment of the Excise Tax to (ii) the Net Benefit to Executive if the Covered Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (i) above is less than the amount under (ii) above will the Covered Payments be reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax. “Net Benefit” shall mean the present value of the Covered Payments net of all federal, state, local, foreign income, employment and excise taxes.

20. SECTION 409A COMPLIANCE.

(a) The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Code and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on Executive by Code Section 409A or damages for failing to comply with Code Section 409A.

(b) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “non-qualified deferred compensation” under Code Section 409A unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment that is considered non-qualified deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (x) the expiration of the six (6)-month period measured from the date of such “separation from service” of Executive, and (y) the date of Executive’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c) For purposes of compliance with Code Section 409A, (A) all expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive, (B) any right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit and (C) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

(d) For purposes of Code Section 409A, Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.

(e) Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “nonqualified deferred compensation” for purposes of Code Section 409A be subject to offset by any other amount unless otherwise permitted by Code Section 409A.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY

Digihost Technology Inc.

By:
Name:
Title:

EXECUTIVE

[●]

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